Filed by Kansas City Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 17, 2021

Deutsche Bank Transportation Conference JJ Ruest President and CEO, CN Patrick Ottensmeyer President and CEO, KCS August 17, 2021

Forward-Looking Statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. 2021 Key Assumptions CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company now assumes that North American industrial production for the year will increase in the high single-digit range (compared to its January 26, 2021 assumption of an increase in the mid single-digit range), and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN now assumes total RTMs in 2021 will increase in the high single-digit range versus 2020 (compared to its January 26, 2021 assumption of an increase in the mid single-digit range). CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and now assumes that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel (compared to its January 26, 2021 assumption of approximately US$50 per barrel). In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance. The Company’s 2021 outlook remains consistent with its previously released guidance for the second quarter of 2021. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

Additional Information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this presentation that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the Company’s website, First Quarter Results at www.cn.ca/financial-results. This presentation also includes certain forward looking non-GAAP measures (Adjusted Diluted EPS and Adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS and Net income), due to unknown variables and uncertainty related to future results. Please see note on Forward-Looking Statements above for further discussion. All amounts in this presentation are expressed in Canadian dollars, unless otherwise noted. All references to the “Company” are to CN. 3

CN & KCS: Creating the Premier Railway for the 21st Century ïƒ¼ The KCS Board unanimously determined that the CN-KCS combination remains superior to CP’s latest bid and recommends shareholders to vote “FOR” the proposed transaction with CN—End-to-end combination with higher premium and more cash, allowing KCS shareholders to participate in the upside—Highly strategic and synergistic combination that will create value for both CN and KCS shareholders ïƒ¼ The CN-KCS combination is pro-competitive and will yield significant public benefits—We will increase customer options, keep all existing major gateways available, and provide bottleneck protections—We will enhance rail-to-rail competition with larger Class I’s—We are a true “end-to-end” merger with our commitment to divest the sole overlapping line resulting in zero overlap—We benefit both the environment and local communities by converting long-haul truck traffic to rail ïƒ¼ The CN-KCS combination has received overwhelming support from key stakeholders —Offers unparalleled opportunities and benefits for customers and key stakeholders; over 1,750 letters of support filed with the STB ïƒ¼ CN and KCS anticipate a positive response from the STB on our voting trust and are fully committed to working towards a successful closing of our transaction—Awaiting final ruling on voting trust at the latest by August 31—CN supports the decision by the KCS board of directors to adjourn the KCS Special Meeting of Stockholders if the STB has not released a public decision on the CN-KCS joint voting trust application by August 17 The CN-KCS combination will create significant value and enhance competition 4

CN’s Superior Proposal to Combine with KCS ïƒ¼ Proposal of $325 per share; representing $2.2B more in value vs. the latest CP bid (1) Higher Premium, ïƒ¼ $200 in cash and 1.129 CN shares for each KCS share More Upfront Cash ïƒ¼ KCS shareholders will participate in the upside and value creation Best in Class ïƒ¼ Establishes the premier Canada-U.S.-Mexico railway network Combined Network,ïƒ¼ Significant synergies mainly driven by ESG-positive conversion of truck to rail Strong Synergiesïƒ¼ Bringing together two exceptional, talented, high performing teams ïƒ¼ Fully committed financing Lowïƒ¼ Plain vanilla voting trust structure Execution Riskïƒ¼ Proven track record of M&A execution, integration, and synergy realizationïƒ¼ No CN shareholder approval requirement (1) Based on CN’s offer as of May 13, 2021 and CP’s revised proposal as of August 9, 2021 5

CN & KCS is Highly Strategic and Value Accretive Establishes the premier end-to-end USMCA railway network for the 21st century Unparalleled stakeholder benefits: Safer, Faster, Cleaner, Stronger + High conviction in estimated EBITDA synergies of US$1B Expected to be highly value accretive to CN and KCS shareholders (1) Pro-competitive: committed to divesting the only overlapping line and keeping gateways open CN and KCS will maintain strong operating profiles and healthy balance sheets while KCS is in Trust (1) The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter. Please see the heading Non-GAAP Measures in this presentation. Please see Forward Looking Statements at the beginning of the presentation. 6

CN Has Led the Sector in Growth Over the Past Two Decades While Continuing to Improve OR Share Price Performance Since 2000 Tech. Investments PSR Implementation (2001-2010) Intermodal growth (2010-2019) 220 (2019-Today) 200 • First railway to implement PSR successfully • Partnerships with ports on the Pacific, Atlantic and • Investments in automation such as • Optimizing network efficiency and advancing safety and fuel efficiency Gulf coasts to capitalize on shifting global trade autonomous track inspection and patterns automated train inspection to drive 180 next leg of operational efficiency and Performance metric 2001-2010 2010-2019 EPS growth in the next decade 160 Intermodal CAGR +6% +10% ) $ 140 Intermodal % of total revenue +185bps +639bps Adjusted OR improvement (1) +310bps +370bps (USD 120 Revenue CAGR +4% +7% Price 100 Adjusted Diluted EPS (2) CAGR +11% +12% Share 80 60 +2,337% 40 from 2000—Today 20 0 2000 2010 2019 Today Source: FactSet Note: PSR refers to Precision Scheduled Railroading and OR refers to Operating Ratio (1) 2010 adjusted OR reflects adjustment for pension accounting reclassification. (2) Please see the heading Non-GAAP Measures in this presentation. 7

KCS Cross-Border Advantage Drives Strong Financial Performance KCS Total Cross-Border Volume (000s) KCS Total Cross-Border Intermodal Volume (000s) 660 631 569 262 284 493 242 439 432 456 205 380 199 192 191 168 256 306 238 99 51 31 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 KCS Adj. Operating Ratio KCS Adj. Diluted EPS 72.8% 72.1% 69.9% $6.90 $6.96 68.8% $5.97 67.1% 66.4% $4.82 $5.25 64.9% 64.3% 64.3% $4.49 $4.48 63.2% $3.98 $2.90 $3.56 60.7% $2.25 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Source: Company filings 8

Combination is Pro-Competitive and Aligned with Executive Order Pro-Competitive Benefits Alignment with Executive Order ï,§ Pro-competitive deal will deliver more choices to customers through the ï,§ The CN/KCS merger enhances competition and creation of new, single line service options, including direct and efficient rail is fully consistent with President Biden’s options for truck freight between the U.S., Canada and Mexico Executive Order, which is focused on promoting a “fair, open and competitive marketplace.” ï,§ Keeping gateways open on commercially reasonable terms is a major commitment that will ensure continued competitionï,§ STB’s current major merger rules requiring proof ï,§ of “enhanced competition” are consistent with End-to-end merger seeks to create greater price transparency the Executive Order’s focus ï,§ Proactive partnerships with passenger rail service in Canada and the U.S. ï,§ CN and KCS will demonstrate that a CN-KCS combination will create more choices for freight ï,§ We are confident that voting trust meets STB insulation from control and customers and enhance competition both with public interest requirements larger railroads and with trucking providersï,§ Combination creates compelling opportunity – targeting $1B EBITDA ï,§ CN and KCS look forward to working closely with synergies, primarily from truck to rail conversion the Biden Administration, the STB and the other ï,§ There is widespread support for the merger, with over 1,750 letters of support relevant regulatory bodies to deliver this profiled with the STB competitive transaction CN-KCS will create a more competitive marketplace, provide new options for customers, and deliver compelling benefits for ports, employees and communities 9

Path to Completion – Expected Second-half 2022 2021 2022 CN-KCS CN-KCS Response to CN-KCS File Jointly for Public Comments, KCS Definitive Scheduled KCS Obtain common control approval Enter into Definitive Voting Trust including 1750+ Letters of Proxy Statement Special Shareholder from STB and other applicable Agreement Approval Support Filed with the STB Filing Meeting (1) regulatory authorities EXPECTED EXPECTED AFTER FULL MAY 21st MAY 26th JULY 6th JULY 7th AUGUST 19th H2 2021 H2 2022 STB APPROVAL PROGRESS TO DATE Following and subject to approval by KCS Voting trust terminated; shareholders, satisfaction or waiver of other CN acquires voting customary closing conditions, Mexican rights and control of KCS regulatory approvals, and prior approval by the STB for the CN voting trust, CN will acquire KCS shares and place them into voting trust; KCS shareholders receive consideration With 1,750+ statements of support received, customers across all industries will benefit from the end-to-end CN-KCS combination that will expand North American trade and power economic prosperity. Unprecedented pro-competitive commitments will enhance route choice and provide all market participants, railroads and shippers a fair chance to compete. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit ConnectedContinent.com (1) KCS has scheduled a Special Meeting of Stockholders (the “Special Meeting”) at 9:00 a.m., Central Time, on August 19, 2021, for KCS shareholders to vote on the merger agreement with CN and other proposals. The KCS Board of Directors has determined, with the concurrence of CN, that if the STB has not released a public decision by August 17, 2021, at 6:00 p.m., Central Time, the Special Meeting will be adjourned to give all shareholders time to receive and consider the STB decision. If the meeting is adjourned, the Board will announce the date on which it will reconvene the meeting at that time. 10

CN & KCS: Safer. Faster. Cleaner. Stronger. Creating the Premier USMCA Rail Network with Unique Benefits ïƒ¼ Preserve all existing gateways & create new single-line routes ïƒ¼ Specific supply chain benefits ïƒ¼ Significant environmental benefits Connecting North America’s Industrial Corridor ïƒ¼ Support across broad stakeholder network ïƒ¼ We are committed to work with the STB to address any demonstrated concerns 11